Exhibit 99.1

Jefferies Capital Partners IV LP ("Jefferies Capital Partners IV") beneficially owns 2,799,870 shares of common stock, par value $0.01 per share
("Common Stock"), of the Issuer; (ii) Jefferies Employee Partners IV LLC
("Jefferies Employee Partners") beneficially owns 322,479 shares of Common
Stock; and (iii) JCP Partners IV LLC ("JCP Partners" and, together with
Jefferies Capital Partners IV and Jefferies Employee Partners, collectively,
"Jefferies Capital Partners") beneficially owns 102,390 shares of Common Stock.
Jefferies Capital Partners LLC ("Manager") is the manager of Jefferies
Capital Partners and the managing member of JCP IV LLC (the general partner of
Jefferies Capital Partners IV and the managing member of each of Jefferies
Employee Partners and JCP Partners), and has the power to vote or direct the vote, and to dispose or to direct the disposition of, the 3,224,739 shares of
Common Stock which are deemed to be beneficially owned by Jefferies Capital
Partners, and, in such capacity, may be deemed to beneficially own the 3,224,739 shares of Common Stock which are deemed beneficially owned by Jefferies Capital
Partners. Mr. Friedman is a managing member of Manager, and, in such capacity, may be deemed to beneficially own the 3,224,739 shares of Common Stock which are deemed beneficially owned by Jefferies Capital Partners. Mr. Friedman disclaims beneficial ownership of the 3,224,739 shares of Common Stock which are deemed beneficially owned by Jefferies Capital Partners except to the extent of his pecuniary interest therein.